SECURITIES AND EXCHANGE COMMISSION
                     Washington, DC   20549

                            FORM 10-C

              Report by Issuer of Securities Quoted
             on NASDAQ Interdealer Quotation System

              Filed pursuant to Section 13 or 15(d)
             of the Securities Exchange Act of 1934
              and Rule 13a-17 or 15d-17 thereunder

                       Electrosource, Inc.
         (Exact name of issuer as specified in charter)

                      3800B Drossett Drive
                    Austin, Texas  78744-1131
            (Address of principal executive offices)

 Issuer's telephone number, including area code:  (512) 445-6606

           I.  CHANGE IN NUMBER OF SHARES OUTSTANDING

     Indicate any change (increase or decrease) of 5% or more in the number of shares outstanding:

1.   Title of security:  Common Stock, par value $.10 per share.
2.   Number of shares outstanding before the change:  30,090,604
3.   Number of shares outstanding after the change:  32,786,847
4.   Effective date of change:  January 23, 1996
5.   Method of change:

     Specify method (such as merger, acquisition, exchange, distributions, stock split, reverse split, acquisition of stock for treasury, etc.): Issuance of shares for cash, services or as license payments in various transactions.

     Give brief description of transaction: During the period of January 10 and January 23, 1996, the Company issued an aggregate of 2,581,799 shares of Common Stock upon the exercise of Convertible Debentures under a November 10, 1995, placement. On December 21, 1995, and January 23, 1996, the monthly commitment of 47,222 shares were issued under the terms of a Technology License Agreement. On January 23, 1996, the first quarterly issuance of 20,000 shares of Common Stock were issued under the terms of a consulting agreement dated September 1, 1995.


                  II.  CHANGE IN NAME OF ISSUER

1.   Name prior to change:  Not Applicable.
2.   Name after change:  Not Applicable.
3.   Effective date of charter amendment changing name:  Not Applicable.
4.   Date of shareholder approval of change, if required:  Not Applicable.

Date:  January 23, 1996

                               /s/ James M. Rosel
                              James M. Rosel, Vice President
                              (Officer's signature and title)